Exhibit 99.1

Interim condensed consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the three months ended June 30, 2021

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

as at

	June 30, 2021	March 31, 2021
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2d)	25,907	30,375
Marketable securities (Note 2d)	10,000	10,010
Prepaids and deposits	428	1,354
Other receivables (Note 9)	908	410
	37,243	42,149

Intangible assets (Note 10)	70	71
Right-of-use assets (Note 5)	23	32
	37,336	42,252

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,935	4,073
Current portion of lease liability (Note 5)	23	34
	4,958	4,107

Shareholders' Equity
Common shares (Note 6)	79,914	79,587
Contributed surplus (Notes 7 and 8)	6,976	6,680
Accumulated other comprehensive income	230	234
Deficit	(54,742)	(48,356)
	32,378	38,145
	37,336	42,252

Approved by the Board

/s/ Albert Beraldo	Director

/s/ Chandrakant Panchal	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Three months ended June 30, 2021	Three months ended June 30, 2020
	$	$
Operating expenses
General and administration (Note 12)	1,867	732
Research and development (Note 12)	4,349	1,813

Total operating expenses	6,216	2,545

Finance income (Note 2d)	(23)	(146)
Foreign exchange loss (gain)	193	(47)
	170	(193)

Net loss for the period	(6,386)	(2,352)
Cumulative translation adjustment	(4)	8
Comprehensive loss for the period	(6,390)	(2,344)

Basic and diluted loss per share for the period	(0.12)	(0.05)

Weighted average number of common shares outstanding (Note 6)	53,554,885	48,340,838

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended June 30, 2021	Three months ended June 30, 2020
	$	$
Operating activities
Net loss for the period	(6,386)	(2,352)
Items not involving cash
Depreciation	10	10
Stock based compensation	354	187
Government grant expense recoveries (Note 9)	(664)	-
Unrealized foreign exchange	190	43
Accrued interest	(30)	(60)
Changes in non-cash working capital
Other receivables and deposits	1,092	(3)
Accounts payable and accrued liabilities	862	(303)
	(4,572)	(2,478)

Investing activities
Acquisition of marketable securities	(10,000)	(15,000)
Disposition of marketable securities	10,040	-
	40	(15,000)

Financing activities
Repayment of lease liabilities	(12)	(9)
Issuance of share capital, net of issuance costs (Note 6)	-	4,851
Warrant and option exercises (Notes 7 and 8)	269	545
	257	5,387

Effect of foreign exchange on cash	(193)	(39)
Net decrease in cash	(4,468)	(12,130)
Cash, beginning of period	30,375	22,698
Cash, end of period	25,907	10,568
Other non-cash transactions
Broker warrants issued	$-	$69

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2020	46,799,828	56,577	10,390	249	(31,067)	36,149
Stock based compensation	-	-	187	-	-	187
Warrant and option exercises	304,607	684	(139)	-	-	545
Issued on April overallotment	1,693,548	4,782	69	-	-	4,851
Cumulative translation adjustment	-	-	-	(8)	-	(8)
Net loss for the period	-	-	-	-	(2,352)	(2,352)
Balance, June 30, 2020	48,797,983	62,043	10,507	241	(33,419)	39,372

Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145
Stock based compensation	-	-	354	-	-	354
Warrant and option exercises	169,236	327	(58)	-	-	269
Cumulative translation adjustment	-	-	-	(4)	-	(4)
Net loss for the period	-	-	-	-	(6,386)	(6,386)
Balance, June 30, 2021	53,716,945	79,914	6,976	230	(54,742)	32,378

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business

The Company's principal business activity is the development and commercialization of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines for the treatment of cancer, inflammation and immune-mediated diseases. Medicenna has five wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware), Medicenna Biopharma Inc. (“MBI”) (British Columbia), Medicenna Australia PTY Ltd (“MAL”) (Australia) and Medicenna Therapeutics UK Limited (“MTU”). Medicenna is traded on both the Toronto Stock Exchange and the Nasdaq Capital Market (“NASDAQ”) under the symbol ‘’MDNA”. On March 30, 2021, the company set up it’s wholly owned subsidiary MAL and on April 15, 2021 set up its wholly owned subsidiary MTU.

As at June 30, 2021, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. Medicenna has implemented health and safety measures in accordance with health officials and guidance from local government authorities. Further, the pandemic has had an impact on the Company’s third-party vendors resulting in delays in receiving components and supplies which delayed our ability to start certain studies and could result in development delays including the ongoing and planned clinical activities related to MDNA11. As the COVID-19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2021.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on August 12, 2021.

b)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar, the functional currency of MAL is the Australian dollar, the functional currency of MTU is the UK pound sterling, and the presentation currency of the Company is the Canadian dollar.

5

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2. Basis of presentation and significant accounting policies cont’d

c)	Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The unaudited interim condensed consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited interim condensed consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2021. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full year ended March 31, 2022. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended March 31, 2021.

d)	Cash and cash equivalents and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates with a maturity of 90 days or less and are readily redeemable for cash. The Company has classified its cash and cash equivalents at fair value through profit or loss.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities at fair value through profit or loss.

3.	Capital disclosures

The Company’s objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

There were no changes to the Company’s capital management policy during the year. The Company is not subject to any externally imposed capital requirements.

6

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the interim condensed consolidated statements of financial position consist of cash and cash equivalents, marketable securities, government and other receivables, and accounts payable and accrued liabilities. The fair value of these instruments, approximate their carrying values due to their short-term maturity.

Classification of financial instruments

Financial instruments measured at fair value on the statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Cash and cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net income at each year-end.

Other receivables and government receivables are measured at amortized cost less impairments.

Accounts payable and accrued liabilities, deferred government grants and license fee payable are measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency, and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

(b)	Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and marketable securities.

The Company manages credit risk associated with its cash and cash equivalents and marketable securities by maintaining minimum standards of R1-med or A-high investments.

(c)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company believes that its exposure to interest rate risk is not significant.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at June 30, 2021, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

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Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Financial risk management cont’d

(e)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and cash and cash equivalent balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the period ended June 30, 2021 of $543 thousand (June 30, 2020 - $365 thousand).

Balances in US dollars are as follows:

	June 30, 2021	March 31, 2021
	$	$
Cash and cash equivalents	7,897	9,593
Accounts payable and accrued liabilities	(3,516)	(2,147)
	4,381	7,446

5.	Right-of-use asset and lease liability

The Company recognized a right-of-use asset based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The variable lease payments that do not depend on an index or a rate are recognized as expense in the year as incurred.

The carrying amounts of the Company’s right-of-use asset and lease liability and movements during the period ended June 30, 2021 were as follows:

	Right-of-Use Asset	Lease Liability
	$	$
Balance, March 31, 2021	32	34
Depreciation	(9)	-
Lease payments	-	(12)
Lease interest	-	1
Balance, June 30, 2021	23	23

Classification:
Current portion of lease liability	-	23
Long-term portion of lease liability	-	-
	-	23

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Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

6.	Share capital

Authorized

Unlimited common shares

Equity Issuances

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$25.0 million (the ATM Offering). The Company plans to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. As of June 30, 2021, the Company has issued 1,398,357 common shares raising total gross proceeds of $7.1 million to date. During the three months ended June 30, 2021 no shares were issued under the ATM.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the period ended June 30, 2021 and 2020, the calculation was as follows:

	Three months ended June 30, 2021	Three months ended June 30, 2020
Common shares issued and outstanding, beginning of period	53,547,709	46,799,828
Shares issued in overallotment	-	1,414,392
Effect of warrants and options exercised	7,176	126,618
Weighted average common shares issued and outstanding, end of period	53,554,885	48,340,838

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

9

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

7.	Warrants

   Warrant continuity:

	Number of Warrants	Weighted average exercise price
Warrants outstanding at March 31, 2020	7,315,711	$1.86
Broker warrants issued in overallotment	118,548	3.10
Warrants exercised during the period	(283,184)	1.92
Warrants outstanding at June 30, 2020	7,151,075	$1.88
Warrants exercised during the period	(73,915)	2.01
Warrants outstanding at September 30, 2020	7,077,160	$1.88
Warrants exercised during the period	(1,605,725)	1.94
Warrants outstanding at December 31, 2020	5,471,435	$1.86
Warrants exercised during the period	(1,452,442)	1.99
Warrants outstanding at March 31, 2021	4,018,993	$1.82
Warrants expired during the period	(18,000)	2.00
Warrants exercised during the period	(169,236)	1.59
Warrants outstanding at June 30, 2021	3,831,757	$1.83

The following warrants were exercised during the period ended June 30, 2021:

Number of Warrants	Exercise Price	Proceeds	Expiry Date
	$	$
50,000	1.20	60,000	December 21, 2023
119,236	1.75	208,663	October 17, 2022
169,236		268,663

At June 30, 2021, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
71,744	1.30	October 17, 2021
770,161	3.10	March 17, 2022
1,686,852	1.75	October 17, 2022
1,303,000	1.20	December 21, 2023
3,831,757

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Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

8.	Stock options

During the three months ended June 30, 2021, the Company granted 370,000 stock options at an average exercise price of $4.66 per share. 350,000 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 20,000 stock options granted to a consultant vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life.

There were no stock options granted in the three months ended June 30, 2020.

Stock option transactions for the period ended June 30, 2021 and 2020 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2020	4,130,000	$1.56
Forfeited	(3,577)	1.00
Exercised	(21,423)	$1.00
Balance outstanding at June 30, 2020	4,105,000	$1.56
Forfeited	(160,361)	$1.72
Exercised	(52,139)	1.29
Balance outstanding at September 30, 2020	3,892,500	1.56
Granted	280,084	5.11
Forfeited	(4,971)	1.00
Exercised	(20,029)	1.00
Balance outstanding at December 31, 2020	4,147,584	1.80
Granted	170,000	5.19
Forfeited	(15,381)	1.00
Exercised	(147,119)	1.67
Balance outstanding at March 31, 2021	4,155,084	1.96
Granted	370,000	4.66
Forfeited	(62,480)	5.11
Balance outstanding at June 30, 2021	4,462,604	$2.14

The following table summarizes information about stock options outstanding at June 30, 2021:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
1.00-1.99	2,055,000	7.00	1.16	1,477,500	1.15
2.00-2.99	1,650,000	5,45	2.08	1,650,000	2.08
3.00-5.19	757,604	6.30	4.91	31,310	5.11
	4,462,604	6.31	2.14	3,158,810	1.68

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the year:

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Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

8.	Stock options cont’d

	June 30, 2021	March 31, 2021

Exercise price	$4.46-4.85	$5.11-5.19
Grant date share price	$4.46-4.85	$5.11-5.19
Risk free interest rate	1.0%	1.0%
Expected life of options (years)	5	5
Expected volatility	90%	103%
Expected dividend yield	-	-
Forfeiture rate
Weighted average fair value of options granted during the period	$3.22	$4.01

9.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company was eligible to receive up to US$14.1 million on eligible expenditures over a three-year period related to the development of the Company’s phase 2b clinical program for MDNA55. As of June 30, 2021 the grant with CPRIT is complete.

Of the US$14.1 million grant approved by CPRIT, Medicenna received US$13.6 million from CPRIT as at June 30, 2021 and the remaining US $0.5 million subsequent to the quarter end which was included in other receivables at June 30, 2021. Amounts received ($1.1 million) and receivable ($0.7 million) were recorded as a reduction in research and development expenses in the quarter ended June 30, 2021 (Note 12).

Under the terms of the grant, the Company is required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5%. At this time the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

10.	Commitments

Intellectual property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement, the Company issued 649,999 common shares with a value of

$0.1 million to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at June 30, 2021, the Company’s intangible assets have a remaining capitalized net book value of $70 thousand (March 31, 2021 - $71 thousand).

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at June 30, 2021, the Company is obligated to pay the following:

12

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

10.	Commitments cont’d

•	Patent licensing costs due within 12 months totaling $161 thousand.
•	Patent licensing costs, including the above, due within the next five years totaling $1.5 million.
•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$0.3 million will be due in the next five years.
•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2.0 million and an additional US$2.0 million in sales milestones.
•	A liquidity payment of $0.3 million is due to the National Institute of Health (“NIH”), which represents the remaining payments resulting from the Company’s liquidity event in March 2017.

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
	$	$	$	$
Patent licensing costs	161	805	570	1,536
Lease payments	23	-	-	23
Liquidity event payment	323	-	-	323

As at June 30, 2021, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $9.6 million, of which $5.8 million has been paid or accrued as at June 30, 2021. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

11.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer, Chief Medical Officer and Chief Scientific Officer) and directors, earned the following compensation for the following periods:

	Three months ended June 30,	Three months ended June 30,
	2021	2020
	$	$
Salaries and wages	253	223
Board fees	72	29
Stock option expense	207	158
	532	410

(b)	Amounts payable to related parties

As at June 30, 2021, the Company had trade and other payables in the normal course of business, owing to directors and officers of $0.2 million, (2020 - $0.1 million) related to board fees and accrued vacation.

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Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

12.	Components of Expenses

	Three months ended June 30,	Three months ended June 30,
	2021	2020
	$	$
General and Administration Expenses
Depreciation expense	10	10
Stock based compensation	161	96
Facilities and operations	80	71
Public company expenses	1,422	422
Salaries and benefits	194	133
	1,867	732

	Three months ended June 30,	Three months ended June 30,
	2021	2020
	$	$
Research and Development Expenses
Chemistry, manufacturing, and controls	3,392	476
Regulatory	214	143
Discovery and pre-clinical	688	296
Clinical	650	348
Salaries and benefits	654	271
Licensing, patent, legal fees and royalties	222	185
Stock based compensation	193	91
CPRIT grant claimed in eligible expenses (Note 9)	(1,753)	-
Other research and development expenses	89	3
	4,349	1,813

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